Sandoe, Christian T.

From:	edward_c_delk@vanguard.com
Sent:	Thursday, February 28, 2008 9:11 AM
To:	Sandoe, Christian T.
Cc:	kathryn_j._hyatt@vanguard.com; ari_gabinet@vanguard.com; tony.evangelista@us.pwc.com
Subject:	Annual Report for a Vanguard Fund of Funds
Attachments:	LifeStrategy Funds Annual Report (10-31-07).pdf

I've attached the most recent annual report for Vanguard LifeStrategy Funds. We think it would be useful to reference this document as an example for purposes of determining the precise placement of the information we discussed earlier this week. We remain available to schedule a conference call to discuss the topic you raised this week. Please let me know when your team would be free.

Edward C. Delk
Principal, Securities Regulation, Legal Department
The Vanguard Group, Inc.
Overnight Delivery: 100 Vanguard Boulevard, Malvern, PA 19355
Standard Delivery: P.O. Box 2600, V26, Valley Forge, PA 19482
Phone: 610-669-6893
Mobile: 610-755-2879
Fax: 610-669-6600
E-mail: edward_delk@vanguard.com

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